EXHIBIT 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2008	2007	2006	2005	2004
	(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$2,407	$3,937	$3,525	$2,447	$2,068
Less:
Income (loss) from equity investees	(14)	390	266	186	207
Add:
Interest expensed	240	206	134	135	139
Capitalized interest amortized or expensed	8	12	32	15	14
Portion of rents representative of the interest factor	31	31	32	34	35
Distributions from equity investees	166	151	72	138	101

Income as adjusted	$2,866	$3,947	$3,529	$2,583	$2,150

Fixed charges:
Interest expensed	$240	$206	$134	$135	$139
Portion of rents representative of the interest factor	31	31	32	34	35

Fixed charges	$271	$237	$166	$169	$174

Ratio of consolidated earnings to fixed charges	10.58	16.65	21.26	15.28	12.36